SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Juno Therapeutics, Inc.

(Name of Subject Company)

Juno Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48205A109

(CUSIP Number of Class of Securities)

Bernard J. Cassidy

General Counsel and Corporate Secretary

400 Dexter Avenue North, Suite 1200

Seattle, Washington 98109

(206) 582-1600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Kenton J. King

Graham Robinson

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301-1908

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 14D-9. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Juno Therapeutics, Inc., a Delaware corporation (“Juno”), with the Securities and Exchange Commission (the “SEC”) on February 2, 2018, relating to the offer by Blue Magpie Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares” and each, a “Share”), of Juno, other than any Celgene-Owned Shares and Company-Owned Shares, for a purchase price of $87.00 per Share in cash, without any interest thereon and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Celgene and Purchaser with the SEC on February 2, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Celgene and Purchaser with the SEC on February 2, 2018 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Forward-Looking Statements” at the end of such Item 8:

Final Results of the Offer and Completion of the Merger.

At one minute after 11:59 p.m., Eastern Time, on March 2, 2018, the Offer expired. Purchaser was advised by Equiniti Trust Company, in its capacity as depositary for the Offer (the “Depositary”), that, as of the expiration of the Offer, a total of 88,118,707 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 76% of the Shares outstanding as of the expiration of the Offer and, when taken together with the Celgene-Owned Shares, representing approximately 85% of the Shares outstanding as of the expiration of the Offer. In addition, Notices of Guaranteed Delivery have been delivered with respect to approximately 2,611,851 Shares that have not yet been tendered, representing approximately 2% of the outstanding Shares.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of Juno’s stockholders pursuant to Section 251(h) of the DGCL. At the effective time of the Merger, each Share (other than the Excluded Shares (as defined in the Merger Agreement)) then outstanding will be canceled and converted into the right to receive $87.00 in cash, without interest and subject to any required tax withholdings.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Celgene and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Juno’s reporting obligations under the Exchange Act as promptly as practicable.

On March 5, 2018, Celgene issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

ITEM 9.	EXHIBITS

Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(A)	Press Release issued by Celgene Corporation, dated March 5, 2018, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018	Juno Therapeutics, Inc.

	By:	/s/ Steven D. Harr
	Name:	Steven D. Harr
	Title:	Chief Financial Officer and Head of Corporate Development